

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2011

Via E-mail
David Douglas
Chief Financial Officer
Northisle Copper & Gold Inc.
Suite 2500 - 1111 West Georgia Street
Vancouver, British Columbia V6E 4M3

> **Re:    Northisle Copper & Gold Inc.**
> **Form 8-K12G3**
> **Filed October 26, 2011**
> **File No. 000-54534**

Dear Mr. Douglas:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.    We note that pursuant to the Arrangement Agreement, each existing common share of Western Copper was exchanged for one new common share of Western Copper, 0.5 shares of Copper North and 0.5 shares of NorthIsle.  We also note that as a result of the Arrangement, NorthIsle has become a successor issuer to Western Copper as provided in Rule 12g-3(a) under the Exchange Act, and that your shares are therefore deemed registered pursuant to Section 12(b) of the Exchange Act.  It is not clear how your Arrangement has resulted in a valid succession pursuant to Rule 12g-3(a).  Please provide us with an analysis detailing how you have created a succession pursuant to Rule 12g-3(a) and explaining why you do not need to register those shares on Form 10 or Form 20FR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Adam F. Turk at (202) 551-3657 or Pamela Howell at (202) 551-3536 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director